UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 22, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                     )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                     )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    )

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By:   /s/ Stuart MacKenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: February 22, 2008

2007 financial results LGL PEOPLE | RESULTS | GROWTH
February 22, 2008

Forward-looking statements LGL PEOPLE | RESULTS | GROWTH
This presentation may contain certaion forward looking statements. including but not not limited to (i) estmated reserves. (ii)
anticipated production profies and characteristics. (iii) excepted capital requirement.........................................................................mangements.
Gold reverse and other factors many............................estimated.
Lihir can therefore give no assurance ..........................................................................................appropr oate.
Some of the information GAAP.

Financial highlights LGL PEOPLE | RESULTS | GROWTH
· Operating profit before tax of $195.9 millionm, up 25%
· Net loss of $24.1 million following one ...............

Record operating parameters LGL PEOPLE | RESULTS | GROWTH
Autoclave throughput (Mt)

Record annual production LGL PEOPLE | RESULTS | GROWTH
(Gold production, oz, 000)

Rising price and volume lifts revenue LGL PEOPLE | RESULTS | GROWTH
Gold sales (US$m)

Margins expanding LGL PEOPLE | RESULTS | GROWTH
(US$/oz)

Increasing cost competitiveness LGL PEOPLE | RESULTS | GROWTH
(US$/oz)

Cost curve — 2007 LGL PEOPLE | RESULTS | GROWTH
(Total cash cost/oz)

Operating cash flow LGL PEOPLE | RESULTS | GROWTH
($USm)

Improved operating profit LGL PEOPLE | RESULTS | GROWTH
Full year ($USm)

Reported net profit LGL PEOPLE | RESULTS | GROWTH

2008 Outlook LGL PEOPLE | RESULTS | GROWTH
Lihir
Ballarat

Strong growth trend LGL PEOPLE | RESULTS | GROWTH
Gold production (oz,100)

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